Filed by United Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: New England Bancshares, Inc.

Commission File No.: 000-51589

Forward-Looking Statements

This filing contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. Neither United Financial Bancorp nor New England Bancshares assume any duty and do not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that United Financial Bancorp or New England Bancshares anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, United Financial Bancorp’s and New England Bancshares’ respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, stockholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors and risks referenced from time to time in United Financial Bancorp’s and New England Bancshares’ filings with the Securities and Exchange Commission. For any forward-looking statements made in this filing or in any documents, United Financial Bancorp and New England Bancshares claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, United Financial Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of New England Bancshares, and a Proxy Statement and Prospectus of United Financial Bancorp, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the Securities and Exchange Commission (the “SEC”), as well as any amendments or supplements to those documents, because they will contain important information.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about United Financial Bancorp and New England Bancshares, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from United Financial Bancorp at www.bankatunited.com under the tab “Investor Relations” or from New England Bancshares by accessing New England Bancshares’ website at www.nebankct.com under the tab “Shareholder Info.”

United Financial Bancorp and New England Bancshares and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New England Bancshares in connection with the proposed merger. Information about the directors and executive officers of United Financial Bancorp is set forth in the proxy statement for United Financial Bancorp’s 2012 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 14, 2012. Information about the directors and executive officers of New England Bancshares is set forth in the proxy statement for New England Bancshares’ 2011 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on July 1, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

***

The following is a transcript of the investor call held by United Financial on May 31, 2012:

UNITED FINANCIAL BANCORP, INC.
“United Financial Bancorp, Inc. Investor Call”

Thursday, May 31, 2012, at 9:30 a.m. Eastern
Richard Collins, UBNK Management
Mark Roberts, Chief Financial Officer
Keith Harvey, Chief Operating Officer

OPERATOR:	Good day and welcome to the United Financial Bancorp, Inc. Investor Conference Call. All participants will be in listen-only mode. Should you need assistance please signal a conference specialist by pressing the star (*) key followed by zero (0). After today’s presentation there will be an opportunity to ask questions. To ask a question, you may press star (*) then one (1) on a touch-tone phone. To withdraw your question, please press star (*) then two (2). Please note, this event is being recorded. I would now like to turn the conference over to Richard Collins, President and CEO. Mr. Collins, the floor is yours, sir.

RICHARD COLLINS:	Well, thank you very much, Michael, I appreciate that and I very much appreciate all of the people out there listening in who have taken the time on short notice to join our conference, our conference call. This is certainly an exciting day for United Financial Bancorp, Inc., and I’m very pleased that those of you listening in have chosen to be a part of it. I’d like to begin by saying I’m joined here by Mark Roberts, our Chief Financial Officer, and Keith Harvey, our Chief Operating Officer. I’d also like to begin by asking you to take a brief look at the Safe Harbor Statement, which is in the front of the investor presentation materials, and I’ll just say briefly that certain comments made in the course of this presentation by us are forward-looking in nature. They include statements about the merger, including expected closing date, anticipated cost savings, our operating results, financial position. Those statements usually include the words expect, anticipate, believe, similar expressions. These comments represent management’s current beliefs based upon information available to us at this time, and I’m sure you will be pleased to hear that I’m not going to read the rest of the Safe Harbor Statement, but I do call your attention to it.

Let me now ask you to turn to page 3 of our materials, which discusses the strategic rationale for the transaction. First, in the first bullet point, this immediately provides significant scale, excuse my voice, the pollen season is getting to me but nothing I can’t work through, gives us immediate scale on a strong footprint in very attractive markets with good demographic profiles. The scale is important to us, those of you who followed United Bank understand that we raised capital in ’05 and ’07, and we raised that capital in order to grow our franchise, not just as a financial transaction. We have been careful, however, to expand into markets that make sense. Our last expansion into a contiguous market was the acquisition in Worcester about two years ago. This continues that strategic philosophy and we’re expanding into a market that is directly contiguous to ourself. We are not making a long leap into markets that we don’t know and can’t reach. Secondly, and perhaps most importantly, the acquisition provides meaningful improvement in earnings.

This is not a small transaction for us. It is near the upper end of the range of transactions that we have historically considered that we’re capable of accomplishing without stretching ourselves unduly. This will give us a pro forma market capitalization of about $330 million and, again, it represents the best available opportunity for an expansion of scale of meaningful size into the northern Connecticut markets, which have always been an important potential target for us. Quite simply, there was nothing else available of a size close to New England Bancshares, nothing else available that could have given us this immediate serious presence in some significant markets. I believe the transaction fundamentals are strong, are compelling, particularly the fact that we will get greater than

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Thursday, May 31, 2012, at 9:30 a.m. Eastern

20% earnings appreciation in 2013 and even greater than that, up to 24% in 2014. The internal rate of return at 15% is attractive and we believe that the tangible book value dilution, while of greater than we might have liked ideally, is a reasonable trade off in terms of the strategic opportunities this transaction provides for us.

We have spent some time thinking about how to deploy our capital and we thought about such things as stock buybacks, stock buybacks since our stock in recent years has been trading above book value, is also somewhat diluted r.e. tangible book and we think that this kind of transaction which gets us into some very attractive markets that are a) contiguous, and b) demographically attractive, makes for a better use of our funds. We’re giving some financial numbers there, particularly when I mention the $330 million market capitalization, and I’m using United Bank stock price assumption of $15.89, which is the 20-day volume weighted average price as of May 30th. Those of you who are following our stock know that our current price is somewhat below that price at yesterday’s closing, but it seems that current levels are somewhat under where we’ve been trading for a number of months now and I think that the volume weighted average price, or VWAP as the bankers would have us say it, makes more useful price point for comparison purposes.

I’d now ask you to switch to page 4 for a quick overview, and there again, the statistics I would point out to you, first of all, is that total assets of New England Bancshares, Inc., $726 million, again, significant size in comparison to our own size. I know there’ll be some questions about the level of non-performing loans, which we think is quite reasonable at 2.72%, particularly if you compare that number to national averages, it’s a solid number, and in comparison even to local banks it continues to be a good solid number that gives us, at least, no particular grounds for real concern, and as we’ll talk a little bit later, we’ve done an awful lot of due diligence on the loan portfolio to be sure that we have a high level of comfort.

Let’s focus a little bit on New England Bancshares, Inc., history. It’s a history that the officers and directors of NEBS can be very proud of, they began their conversion in 2002 and in 2003 they did a very unusual mutual holding company acquisition of another bank, Windsor Locks Community Bank, and in 2007 they acquired First Valley Bancorp, in 2009, Apple Valley, and that gave them the footprint you can see on the map on the lower right hand corner. That map covers a very exciting part of Connecticut and, again, I’d emphasize it is indeed directly contiguous to our branch network in Massachusetts.

Turning to page 5, I think the map there emphasizes the point I made earlier that we are expanding in ways that make strategic sense. In 2009, we acquired Commonwealth National Bank headquartered in Worcester, operational in six branches. That acquisition has gone quite well for us, we’re getting a solid stream of good quality loans from Worcester and seeing nice positive growth in their branches and we’re looking to expand in that area. We have a branch under construction in the greater Worcester area that will come on stream later this year. Add to that New England Bancshares, look at the orange dots, shows us that with New England Bancshares we are gaining access to a very significant part of Connecticut immediately to our south. That will give us a total of 39 branches in the markets we serve, that includes 16 branches in the greater Springfield area plus 2 express branches, plus 6 branches in Worcester and 15 from New England Bancshares, giving us a 39 branch foot print.

Turning to the next page, page 6, I won’t spend much time on that, but the point of page 6 is to indicate that, even though we are spending capital here to grow our franchise, that we will have 11% tangible common equity to tangible assets after the transaction is complete, and if you look at that ratio, that puts us in the number 2 position in terms of being well capitalized in comparison to all of the other players headquartered in New England above $2 billion in size, and that remaining capital, then, gives us the opportunity to consider future avenues for growth, future ways to put our capital to work in order to increase shareholder value.

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Thursday, May 31, 2012, at 9:30 a.m. Eastern

At page 7, we have some indication why we found these markets to be attractive to us. First, in terms of median household income, and look at the New England Bank chart bar graph showing that median household income is somewhat greater in the areas served by NEBS than the areas we currently serve. Look at projected household income growth and, again, you can see these are healthy areas with economies that we believe will grow significantly in the coming years. Population density is also in our favor, it’s a pretty densely populated part of the state, just simply driving around the footprint of New England Bancshares, one gets a sense of a vibrant economy with lots of people, lots of businesses, and we intend to take full advantage of that. Arguably, it’s got the best set of demographics, population density, of any of the major markets close to us. Obviously, it would not compare with the Boston Metro area, but we have, despite having opportunities to expand into Boston, felt that would be a bit of a reach for a bank of our size. So, in terms of the demographics of areas that are close to us, the NEBS marketplace ranks very high.

Turning to page 8, again another indication of why we found these markets to be attractive. Look at the number of small businesses, less than 500 employees, and look at the number of total businesses in the bar charts on the right, this footprint gives us access to a market rich with lending opportunities and, fortunately, we have lending staff to take advantage of those opportunities, and we’re adding to that lending staff going forward. If you’ve been following our press releases, you know it wasn’t too long ago we announced the fact that we were going to open a loan production office in northern Connecticut and as our discussions progressed with New England Bancshares, we said, well, let’s not find a place to rent until we’re sure we know how that’s going to work out. But we are already well into the process of expanding our lending team in northern Connecticut and New England Bancshares will be a significant help to us as we make that move.

Let’s take a look at page 9. The loan mixes in the two banks. I think if you look at that set of circle charts, you see some, first of all, similarities in the way our loan portfolio looks in comparison with NEBS. We have 27% in one-to-four family residential real estate, they’re at 28%. We are at 41% multi-family and commercial real estate, they are at 43%. Add them all together, the big circle on the right, you get what I think is an attractively diversified loan portfolio. I know we’ve got a good mix of one-to-four family, multifamily, commercial real estate, CNI, some construction, just 4%, home equities; the loan mix that I think gives us great opportunities both for immediate profitability and growth in the future.

Take a look at the next page, strong deposit base with significant growth opportunities. Once again, we found an attractive mix of deposits in the New England Bancshares system. They’re heavy on transaction accounts, as you can see from looking at their deposit mix and comparing it with ours, and, finally, look at the combined pro forma, core deposits/deposits; we have 62% of core deposits in our combined deposit base. That reflects the fact that both New England Bancshares and United Bank focuses, focused heavily on core deposits. We believe that core deposits reflect decisions of real people, real customers who are choosing to bank with us. That philosophy we share in common with New England Bancshares and I’m sure we can build on into the future.

Turn to page 11, comprehensive due diligence review. First of all, we, as you saw in our earlier numbers, expect to achieve cost savings of 33%. We reached that number only through detailed, extensive line-by-line review of NEBS operations, of their staffing levels, of how they connect their business, and we are quite confident that we can achieve that 33% savings. We also spent quite a bit of time being sure we had the right handle on the merger transaction costs and we’re quite sure that we’re there. We don’t think there will be any surprises as we go forward.

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Loan portfolio, of course, is a critical area for any acquiring bank to get a handle on and we have done a robust credit review, spent quite a bit of time on that review, looked at all, looked extensively at all their non-performing classified loans and OREO, looked at their commercial loan pipeline. Our commercial lenders spent some time driving around looking at the actual sites of selected properties and construction loans and their progress; we looked at all jumbo residential real estate loans. It wasn’t feasible to look at higher percentage of residential loans since the portfolio is a good performing portfolio and 56% of it consists of loans less that $200,000.00, so you really couldn’t take the time to look at those individually, but we have a good sense as to how they are performing and they’re performing satisfactorily. We have engaged Chasten and Associates to do a detailed loan review. That Chasten and Associates partnership is important to us because we use Chasten and have used them for a number of years here in our shop to do our third party loan review, so we have a great deal of confidence in the, in their ability to go into a bank and look at the portfolio, and they were, they had also been engaged by New England Bancshares for a number of years. So we have a third party who has helped us develop great deal of confidence in the loan reviews that we had been able to form, and that gave us the background we needed to put together a credit mark that we think is going to hold up quite well to whatever the future brings.

Page 12 is the summary of key terms. It’s an all-stock deal, as we had mentioned, we are, we’ll be paying .975 exchange ratio at closing. That’s an implied price of $15.21, and, again, that’s rate, that $15.21 was based on our 20 day volume weighted average price and not our close of yesterday. Aggregate devaluation right around $90 million and, again, 100% stock, non-taxable transaction will be adding to directors from NEBS to our board, one of which will be their current CEO, David O’Connor, and another director, as well. Approvals are required, of course, customer, customary regulatory and shareholder approvals, both for us and New England Bancshares, and we hope to close it early, I hope, in the fourth quarter of 2012. The next page is a summary of key assumptions. Again, I mention the pretext cost save of 33%. We got there through a lot of analysis and I think also that number makes sense if you look at the cost saves that have been announced in other recent acquisitions, this is well within the ballpark of what banks they think they can acquire. We think that those cost saves will certainly be realizable and we’ll realize 90% of them next year, which will help us, get the income that we projected. We’re not, not assume revenue synergies, we did take a look at their, what NEBS is currently earning and cost saves that we’re quite confident of realizing in order to get our combined revenue projections. Post credit mark, I mentioned credit mark in my earlier remarks, $11 million, that’s approximately 2% of loans. Been quite a bit of work on that and then maybe I should ask our CFO, Mark Roberts, if he wants to comment a little bit on that credit mark, which I think is a number that most investors will be interested in. Mark?

MARK ROBERTS:	Yes, sure Dick, thanks. Good morning, everyone. As Dick mentioned, the credit mark we’re using for the entire portfolio is about 2%, or $11 million of their outstanding loans, which is about double their current, anybody else’s current, ALLL, we use an independent third party to do loan review and we also hired a consultant to assist with the fair value calculations, including the credit mark. As Dick mentioned, we spent a lot of time reviewing the portfolio, we didn’t have any major surprises and we thought that they had good underwriting, and their portfolio composition is very similar to ours, so we’re comfortable with the types of loans that they’re making. Looking back over the past six years, which we think is the average life of the entire portfolio, they’ve had total charge offs of just over $8 million, or 26 basis points per year, and that includes $3.7 million charge off in 2009 for one commercial credit, so reversing that or backing that out, the charge-offs are even lower than 26 basis points. So, if you multiply that by 6, you come

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up with a credit mark or coverage of about 1.5%. We’re at 2%. We realize that the credit mark isn’t, doesn’t fully cover non-performing loans of $17 million and there’s some reasons for that. The non-performing loans include about $3 million of a guaranteed portion of SBA loans, which we expect to be able to collect on. It includes $3 million of TDR’s, which we expect will be returned to accrual status after their performing under the restructured terms in 6 months. There’s about $4 million of residential loans and that portfolio has held up pretty well, as Dick mentioned earlier, and then there’s another $7 million of commercial non-performings, which we’re confident we can work out and we’ve applied a fairly conservative mark on those. So overall, we think it’s a fair mark, a conservative mark.

RICHARD COLLINS:	All right, thanks for your comments, Mark, as those listening in, can tell I’m here mostly to provide color. Mark is here to provide detailed answers to the financial questions. So as we get to the end of the presentation, we’ll look forward to getting some of your questions. Let me turn briefly, however, before turning it over to you for questions, to page 14. You see the key transaction multiples are there. We believe that, in terms of price to tangible book value, we’re paying a fair price and, again, those numbers, multiples there, are computed using a 20 day average price, or the VWAP, as opposed to yesterday’s close. Price to the last 12 months earnings per share, we think is also quite reasonable, and, again, this transaction gives us both a solid base to build on and the opportunity to continue to grow and make those numbers even more favorable going forward.

Page 15, strong transaction fundamentals. Again, I emphasize that this transaction is meaningfully accretive to us in terms of earnings per share. It’s not a, we can’t get that 20% earnings per share quickly through any kind of de novo growth, although we’re pretty good at de novo branching and finding new markets to lend in and this gives us 20% earnings accretion in 2013 and a greater than 25% earnings accretion in 2014. We think our shareholders will find that to be a meaningful way for us to have deployed the excess capital we had in our books for a number of years. Turn rate of return, greater than 15%, that’s meaningfully above our cost of capital, cost of capital is a bit of a fussy number but we think our cost of capital is well below 15% and that indicates it’s a good way for us to put our shareholders’ money to good use. If we mention the tangible book value dilution of approximately 9%, well, if we had done, again, this is a sizeable deal for us. We had done two smaller deals, the tangible book value dilution per deal would have been significantly less, but the end result would have been the same. Or, again, if we had continued our policy of acquiring our own shares at reasonable prices, we also would have incurred tangible book value dilution of right around 9%. So, from our perspective, this is an excellent way for us to put that capital to work. It made more sense than trying to grow organically over a long period of time to put it to work and this gets us into markets that we can work productively in and grow and grow shareholder value.

Finally, page 16, on the summary. I hope that those of you listening will understand that this is more than a financial transaction, it’s more than the numbers, it is a strategic expansion consistent with our long-range plan. Those of you who are in the analyst community who have heard me talk about where we might go, what we might do, will realize that a acquisition of this type, something that has been long contemplated in our strategic thinking, and help doesn’t come as a surprise. We’ve always talked about the importance of expanding to ourself into good demographic markets and with this acquisition, we have achieved that strategic goal, and the acquisition comes to us with strong earnings accretion and potential to even build further on those earnings, acceptable earn-back period, with an attractive internal rate of return, and our back period is approximately 5.5 years, using only the income we will acquire from the acquisition itself. If we were going to use an absolute earn back period, that is looking at the total earnings capacity of this company, to get back to the pre-deal tangible book value, that number is approximately 1.3 years. It’s logical to look at that, either of those two ways.

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Thursday, May 31, 2012, at 9:30 a.m. Eastern

Again, I hope that you will understand why it makes sense from our perspective to have made the acquisition, given the strong earnings accretion and their reasonable earnings payback period. Going back to the branch location map earlier in the presentation, and you’ll see that there are obviously some areas in that part of Connecticut that do not currently have a New England Bancshares branch. Fortunately, we’ve demonstrated the ability to establish good locations for de novo branches. I know de novo branching has been successful in the past; we see no reason why it won’t be successful filling in some holes in the future in northern Connecticut. In fact, Keith Harvey is our Chief Operating Officer, he’s also in charge of branching and retail, and I’m going to ask Keith to say a few words about how he feels about this strategic opportunity.

KEITH HARVEY:	Yeah, thanks, very much, Dick. The most exciting part of this deal for me is the opportunity to move into a very rich and significantly large market, which is, again as Dick said, just to our south. The Springfield/Hartford area is the second largest economic area in New England and it’s also the second largest deposit market in New England. To break those numbers down a little bit, the Springfield deposit market using Hampden County is about $8 billion. The Hartford County deposit market is $34.4 billion, so that the total is $42.4 billion, a very significant market and an excellent opportunity for us. In terms of deposit growth, Hartford County has a five year compound annual growth rate of just about 8%, which is very strong, particularly when that’s compared to Hampden County, which has got a five year compound growth rate of just 1.3%. So by moving just a little bit to our south, we move into a very large market, one that is growing very rapidly, and that opportunity, I think, plays to our strengths. We’ve learned to grow in very competitive [cough], pardon me, in very competitive and slow growing markets; so again, I’m particularly excited to be able to move into a very large and very relatively fast growing markets. Dick?

RICHARD COLLINS:	Okay, thanks Keith. Well, we’re just about ready to open it up for your questions, just two final comments. First, we have done an acquisition before, we know how to do it, it’s worked before. Our management team is ready to take on this challenge and do the best possible job we can for our shareholders in terms of growing our business in the markets that we will be entering, and, finally, in terms of where we are after the acquisition is complete, we will continue to be very well capitalized with pro forma tangible common equity ratio of 11.1%, which means, while it’s a sizeable acquisition for us, it is not by any means overreaching. And with those comments completed, I think maybe now is the right time to turn it back to you folks who are listening in and ask our moderator to serve us up some questions.

OPERATOR:	Okay, thank you, sir. We will now begin the question and answer session. To ask a question, you may press star (*), then one (1) on your touchtone phone. If you’re using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star (*), the two (2). Again, to ask a question, please press star (*), then one (1). At this time, we will pause momentarily to assemble our roster. The first question we have comes from Alex Twerdahl of Sandler O’Neill . Please go ahead.

ALEX TWERDAHL:	Good morning, guys. My first question, Mark, is the exchange ratio fixed or are there collars in place based on where your share price goes?

MARK ROBERTS:	It is fixed, but there is a collar of 12.5%. It’s a double trigger collar, or a double trigger walk away. I’m sorry, there’s no collar per

RICHARD COLLINS:	It’s a double trigger walk away. In terms of the share price itself, it’s fixed.

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ALEX TWERDAHL:	I’m sorry, could, so, as your share price goes down a little bit, the exchange ratio is fixed, that’s correct?

RICHARD COLLINS:	That’s correct.

ALEX TWERDAHL:	Okay. So with that, what do you calculate as the pro forma share count and, including all the shares that you have to issue to exit out of their ESOP program?

MARK ROBERTS:	In total, we’ll have about just under 21 million shares.

ALEX TWERDAHL:	Okay.

MARK ROBERTS:	And for the diluted weighted average shares, it will be about 20 million.

ALEX TWERDAHL:	Okay and when will you be able to start buying shares back? And is that something that you plan on doing as soon as you can or is it sort of waiting to see how the deal goes, or?

MARK ROBERTS:	We have to wait until we receive shareholder approval before we can reenter the market.

ALEX TWERDAHL:	Okay.

MARK ROBERTS:	So we cannot purchase shares now, but we are definitely interested in getting back in. As you know, we’ve repurchased shares over the past three years on a regular basis when the price is attractive. So.

ALEX TWERDAHL:	Great and at what point do you think the deal will be fully integrated? Is it not until 2014 when all the cost saves are realized?

MARK ROBERTS:	We would like to convert their systems by the end of the year, if possible. They’re on the same platform as us, so that’s our goal.

ALEX TWERDAHL:	By the end of 2012?

MARK ROBERTS:	Yes.

ALEX TWERDAHL:	Okay. And do they use a similar banking, retail banking model that you use with the Personal Banker and, if not, is that something you plan to implement into their branches or is it something that might not work in their markets?

KEITH HARVEY:	This is Keith Harvey. They’ve got a rather more traditional model of branch managers and assistant branch managers and head tellers, but we’ve learned in the Commonwealth deal [cough], pardon me, that our Personal Banker model is very scalable. So we look forward to introducing it in Connecticut.

ALEX TWERDAHL:	Okay, that makes sense, and just one final question, Dick, you gave a lot of good color on the strategy behind the deal and it seems to make sense. But can you just talk a little bit about how the deal came about? Was it some, had you been in talks with the team over at New England for some time or did it come about rather quickly?

RICHARD COLLINS:	I’ve been talking to Dave O’Connor probably twice a year for more years than I can think about it, and the reason for that, unquestionably, is that we’ve known ever since we’ve gone public that merger possibilities were something we wanted to consider and, as we looked around the universe of banks that are near us and made sense, New England Bancshares was always pretty close to the top of my list, so we’ve been talking for a long time and finally got to a point where their CEO was ready to begin getting serious about the possibility. So, it is a result of a lengthy process. I just want to add, too, one more

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comment, Alex, to a question you raised about share issuance. I guess one way to think about it, at least I do in its simplistic terms, is that we’re going to have to issue about 5 million new shares. 5.5 million new shares to get this deal done and to make the share payments to NEBS shareholders, and, since the time we’ve gone public, we’ve bought back in the open market just about 3 million shares. So in some ways, while we are adding to share total out there by issuing shares, by being diligent in our share buyback philosophy over the years, we kind of cut into that a little bit. So I guess I think that’s one indication that we’re being good stewards of our shareholder value.

ALEX TWERDAHL:	All right, thank you.

OPERATOR:	And the next question we have comes from Travis Lan of Stifel Nicolaus.

TRAVIS LAN:	Thanks, good morning, gentlemen.

RICHARD COLLINS:	Morning.

MARK ROBERTS:	Morning.

TRAVIS LAN:	Can you talk a little bit about New England’s deposit structure and their high reliance on CDs and whether or not you’ve given any thought to how you can specifically transition that into a more core deposit base?

KEITH HARVEY:	Yeah. We encountered a similar situation when we merged with Commonwealth. They relied on CDs and, in particular, brokered to fund their robust loan growth, but over a relatively short period of time we’ve been able to shed all of their brokered and also reduce their overall reliance on CDs, and over the course of the past couple of years on the combined deposit portfolio, we’ve reduced our reliance on CDs. Today, it’s just 33% of our total deposits. On a pro forma basis, it’s going to be 38%, down from their 49%, so our focus will continue to be on growing core and we’ve had good luck in growing core. We’ve got a nice suite of products. We’ve got a crisp, well delivered marketing message and I believe we’ll be able to transport that into northern Connecticut the way that we have successfully been able to do that in Worcester County.

TRAVIS LAN:	Okay, thanks, and, Mark, do you have an idea of the fair value mark you’ll take on the deposits?

MARK ROBERTS:	Yes, about $5 million on the CDs.

TRAVIS LAN:	Okay.

MARK ROBERTS:	On the core, there’d be an intangible of about $3.8 million.

TRAVIS LAN:	Right. Okay and then I know, Dick, you and Keith touched on it briefly at the end of your prepared remarks, but, you know, the Hartford market now seems to be kind of reaching an ultra competitive state with overcapitalized community banks, and I know this is something you have a lot of experience with in Springfield, but what have you found that’s worked well for you in Springfield that you can kind of transport into, you know, know Hartford and kind of in your de novo efforts to fill in the gaps in the New England branch map?

RICHARD COLLINS:	I’m going to comment briefly, and I’ll ask Keith for his comments. You’re correct; we operate in very competitive markets. The good news is we’ve demonstrated an ability in the past to take market share even in those competitive markets. We expect to have those same competitive advantages as we move to the south and maybe Keith wants to add a comment, too.

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KEITH HARVEY:	Yeah, again, Hartford County is a big market for us, $34.4 billion dollars. In that market there’s 25 banks and 291 branches, so the average branch size is $118 million, and for us that means a real opportunity. If you compare that to Hampden County, Hampden County, with just $8 billion, has got 20 banks, just five fewer than in Hartford County and 161 branches. So the average branch size in Hampden County is $50 million. So when we look at those large average branch sizes just to the south of us, that tells us that we’ve got, that there’s room for a new entrant, and there’s room for de novo growth. So, again, another reason to be excited about that big, relatively fast growing Hartford deposit market.

TRAVIS LAN:	Okay, I appreciate that, and the last one, Dick, does this put you on the sideline for MNA, or kind of for what time do you think, you know, you’re out of the market? Or how do you think about that, because, obviously, as you guys have mentioned, you still have a fair slug of excess capitals. So.

RICHARD COLLINS:	Well, you’re right, we do have the excess capitals, so that means we have to continue focusing on ways to put that capital to work in order to enhance shareholder value. But I can certainly say that for the next few months we’ll be focusing on this integration. That will be critical to us.

TRAVIS LAN:	Thank you very much.

OPERATOR:	The next question we have comes from Mike Shafir of Sterne Agee.

MIKE SHAFIR:	Hey, good morning, guys.

RICHARD COLLINS:	Hey, Mike.

MARK ROBERTS:	Good morning.

KEITH HARVEY:	Good morning.

MIKE SHAFIR:	So as we kind of think about the CD reliance that was mentioned earlier and we think about actually pretty high margin that NEBS has currently, after the purchase accounting marks, where do you think the kind of the new core margin would go as you, you know, adjust the borrowings and, also, the CD structure?

MARK ROBERTS:	Mike, this is Mark. Their margins are fairly similar to ours over the last year or so, particularly the last quarter. So they’re in the mid to high 340’s, and that’s about where we are. So we think the margin will be very similar on a pro forma basis, and we do have some opportunities to reduce their cost of funds over time; it’s about 30 basis points higher than ours. They have a higher earning asset yield than we do, but, again, all of those, the yields and the rates on the deposits will be adjusted by the marks, which are basically neutral for the first couple years. The amortization of the premium on the loans is offset by the accretion of the marks on the CDs and the borrowings.

MIKE SHAFIR:	And then just in terms of closing the transaction, you guys are probably thinking more towards the end of the fourth quarter, where you’ll have a lot of income statement impact coming in through the first quarter, or do you feel like you could be done earlier?

MARK ROBERTS:	We hope to get most of it in by the end of the fourth quarter so that we have a fairly clean first quarter next year. But, of course, that’s contingent on being able to do a lot of conversions, back office conversions.

UNITED FINANCIAL BANCORP, INC.

Thursday, May 31, 2012, at 9:30 a.m. Eastern

MIKE SHAFIR:	Okay, and then just, you know, kind of thinking about your core margin trends that have happened over the last several quarters, certainly there’s been some compression, just as a function of the environment that we’re in from a [unintelligible] standpoint, if we think about, kind of the out quarters of you guys and, then, also think about adding in their franchise, do you feel that we could get a lift from the potential trend of where your standalone margin is going?

MARK ROBERTS:	Well, as you mention, we’re operating very challenging environment right now with yields down so much, that’s going to put pressure on everyone’s margins. So if we remain in this environment, it would be tough to be able to say that we can improve our margins. But, as I mentioned, we also have an opportunity to reduce cost of funds, both for their customers as well as ours, and we have a lot of excess cash. They’re carrying about $50 million of excess cash, as are we, and we think that we can either put that to work through loan originations or we’ll take some other steps to eliminate that. So that will help. Does that answer your question, or?

MIKE SHAFIR:	No, I think that was very good. So, thank you very much for all that detail, guys.

RICHARD COLLINS:	And, Mike, this is Dick, let me just, you’re asking some good questions about timing of the integration and we do want to get it done so we have a clean first quarter next year. Have we mentioned that both they and us are using the same core processor? CSSC, and that should help make this systems integration go pretty smoothly.

MIKE SHAFIR:	Thanks a lot, guys.

MARK ROBERTS:	Thanks, Mike.

OPERATOR:	The next question we have comes from Timur Braziler of KBW. Please go ahead.

TIMUR BRAZILER:	Hi, good morning, gentlemen. I want to circle back to Alex’s question on the collars. Mark, you had mentioned a 12.5% number, did I catch that correctly? Is that the walk away percentage?

MARK ROBERTS:	Yes, I misspoke. That’s the double walk away.

TIMUR BRAZILER:	Okay and then maybe, Dick, you can talk a little bit about the bidding process, was this a negotiated transaction between the two banks or was this an auction process?

RICHARD COLLINS:	To my knowledge, they were talking with us exclusively.

TIMUR BRAZILER:	Okay.

RICHARD COLLINS:	I heard anecdotally there may have been some other banks express verbally some levels of interest in getting involved, but I, again, I can’t confirm that. David and I simply began the discussions, entered into a confidentiality agreement and worked through it that way. So it was not an auction.

TIMUR BRAZILER:	Okay and then you had also mentioned in the beginning of your prepared remarks that when you look at your geography, there aren’t just that many banks of this particular size that you would be able to integrate and get this type of EPS accretion. Should we take that to assume then this is probably going to be the largest transaction that you may complete if any other transactions down the road get announced?

RICHARD COLLINS:	That’s such a good question, but it’s really kind of speculative. I wouldn’t know how to answer that. I’ve told the guys at Websters and Peoples United that I’d be interested in buying them, too, but they haven’t returned my calls. So.

UNITED FINANCIAL BANCORP, INC.

Thursday, May 31, 2012, at 9:30 a.m. Eastern

TIMUR BRAZILER:	Okay and then, I guess lastly, just the strategy in Connecticut, you had made mention of doing some de novo expansion there. Is there any particular part of the state that you had looked to expand, de novo wise?

RICHARD COLLINS:	Well, we need to do some studies. We move in de novo branches very carefully, which is one reason why they’ve, why the last six or seven of them that we’ve done have been so successful. So we’ll be looking around. I mean, there are obvious good markets in Connecticut that we are not in, and all of those will be under some careful consideration in the coming months.

TIMUR BRAZILER:	Okay. Is there a plan yet of how many you plan on doing per year, or is it still too early for that?

RICHARD COLLINS:	It’s too early for that.

TIMUR BRAZILER:	Okay. Thank you very much for taking my time.

OPERATOR:	The next question we have comes from Julienne Cassarino of Prospector Partners.

JULIENNE CASSARINO:	Hi, good morning.

RICHARD COLLINS:	Hi, Julienne.

JULIENNE CASSARINO:	Hello. I wanted to ask about the de novos, too. You talked about Hartford County, but none of New England’s branch is really in Hartford, you know, maybe the Manchester one, but they’re not really, you know, Hartford, when I think of Hartford. So I was just wondering if you’d talk about how many branches do you want to have in Hartford County proper and about how much are you planning, or what’s the range that you’re planning on spending per branch?

KEITH HARVEY:	Hi, Julienne, this is Keith. Our immediate focus is going to be in integrating the 15 New England Bank branches and making sure that the transition from NEBS to UBNK is absolutely seamless for their clients. So that’s going to be our initial focus and it was the same focus that we had in Worcester when we merged with Commonwealth National and we were a couple of years out before we began our de novo expansion in that market. I think it’s probably reasonable that it’s going to be a year or so before we begin de novo branching. And yet, and you’re right, we are not yet in Hartford proper, but there’s certainly nothing wrong with Hartford the city, and there’s also certainly nothing wrong with the rich suburban communities immediately surrounding it, and, again, if you look at the map that Dick talked about earlier, there’s a hole in the middle of that map and that’s Hartford and those suburban communities.

JULIENNE CASSARINO:	Okay and how much have been spending on the de novo branches last year or so, on average?

KEITH HARVEY:	As far as operating costs?

JULIENNE CASSARINO:	No, in terms of getting, excuse me, in terms of, in essence, sum costs, you know, to get it up and running.

KEITH HARVEY:	Bricks and mortar?

JULIENNE CASSARINO:	Right. Or

UNITED FINANCIAL BANCORP, INC.

Thursday, May 31, 2012, at 9:30 a.m. Eastern

KEITH HARVEY:	But it really is location dependent. We’ve been able to expand into Hampden County for considerably less than that. We’re finding that Worcester County is slightly more. So it really is location dependent. But a million and a half is a, I think, a reasonable number.

JULIENNE CASSARINO:	Okay, thank you.

OPERATOR:	As a reminder, if you would like to participate in today’s Q&A, please press star (*), the one (1) on a touchtone phone. Again, that is star (*), then one (1) to ask a question. Again, we will just pause momentarily to assemble our roster. Well, it appears that we have no further questions at this time. I will go ahead and hand the conference back over to management for any closing remarks. Gentlemen?

RICHARD COLLINS:	I’d just like to say one more time thanks to all the people who took the time to participate in our call this morning. We are excited about the prospects before us and we’ll look forward to staying in touch with all of you and encourage you to call us directly if you think of some questions once this call is over.

OPERATOR:	Well, we thank you, sir, and to the rest of management for you time. The conference call has now concluded. We thank you all for attending today’s presentation. At this time, you may disconnect your lines. Thank you, everyone, and have a great day.

UNITED FINANCIAL BANCORP, INC.

Thursday, May 31, 2012, at 9:30 a.m. Eastern